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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated 21 March 2003 announcing THE OWNERSHIP OF ALL THE SHARES IN SONERA CORPORATION HAS BEEN TRANSFERRED TO TELIASONERA AB.

SONERA CORPORATION

STOCK EXCHANGE RELEASE

21 March 2003 at 12.30 p.m.

THE OWNERSHIP OF ALL THE SHARES IN SONERA CORPORATION HAS BEEN TRANSFERRED TO TELIASONERA AB

        The arbitral tribunal appointed in the redemption proceeding concerning the shares in Sonera Corporation has on 20 March 2003 determined the guarantee to be placed for the payment of the redemption price and accrued interest to the shareholders of Sonera pursuant to Chapter 14 Section 21 of the Companies Act.

        TeliaSonera AB has on 21 March 2003 placed the guarantee approved by the arbitral tribunal. Pursuant to Chapter 14 Section 21 of the Finnish Companies Act, TeliaSonera AB has obtained the ownership of all shares in Sonera Corporation as from the placing of the guarantee.

        The listing committee of the Helsinki Exchanges has on 21 February 2003 approved Sonera Corporation's application for removal of its share from the main list immediately when TeliaSonera AB has obtained the ownership of the minority shareholders' shares.

        Sonera Corporation's share will be removed from the main list of the Helsinki Exchanges in accordance with a separate notification by the Helsinki Exchanges.

SONERA CORPORATION

Jyrki Karasvirta
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION
STOCK EXCHANGE RELEASE
21 March 2003 at 12.30 p.m.
THE OWNERSHIP OF ALL THE SHARES IN SONERA CORPORATION HAS BEEN TRANSFERRED TO TELIASONERA AB
SIGNATURES